BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

 NEWS RELEASE

CONTACT:	CURTIS E. PETERSEN	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports Fourth Quarter and Full Year 2001 Results

February 5, 2002 -- Minneapolis, Minnesota, USA-- BMC Industries, Inc. (NYSE: BMM) today announced fourth quarter consolidated revenues of $64.5 million, down 21% from $81.3 million in fourth quarter 2000.  Including $6.2 million in non-recurring restructuring charges and $6.0 million in restructuring related charges, the Company reported a consolidated net loss of $13.0 million, or ($0.48) per share, for fourth quarter 2001.  The charges relate to a series of restructuring initiatives affecting the Company's Buckbee-Mears and Optical Products business groups.  Also included in fourth quarter 2001 was an income tax valuation charge of $4.5 million.  These results compare to net earnings of $4.4 million, or $0.16 per diluted share, in fourth quarter 2000.

Excluding these restructuring and restructuring related charges, the Company's pre-tax consolidated net loss was $1.8 million for fourth quarter 2001.

"The sluggish global economy, particularly contraction in demand for computer and television products, continued to impact our businesses in the fourth quarter," commented BMC Chairman and Chief Executive Officer Paul B. Burke.  "In response, we took aggressive action to align our operating cost structure with current market demand through restructuring initiatives designed to drive reductions in product and operating costs at all levels of our operations.  These initiatives will better position our businesses for long-term profitability and focus our efforts on strategic growth."

Mr. Burke continued, "We continue to enjoy strong cash flow as reflected in the fourth quarter reduction of total debt by over $9 million.  Our intense efforts to contract working capital and dispose of non-core assets will continue throughout 2002."

Restructuring Initiatives

During the next three months, the Company expects to execute significant restructuring initiatives in both of its business groups.  The Buckbee-Mears group's Mask Operations will exit the computer monitor segment of the aperture mask business and its Micro-Technology Operations will be completely restructured by selling or consolidating into its other facilities all operations currently located in St. Paul, Minnesota.  These actions will result in staffing reductions at all three of the group's manufacturing sites, including Cortland, New York, Mullheim, Germany and St. Paul.  In addition to staffing reductions throughout the organization, the Company's Optical Products group will close its production facility in Azusa, California in the first half of 2002.

"The Company continues to aggressively pursue improved longer-term performance," said Mr. Burke.  "Our strategic initiatives in the Buckbee-Mears business will focus that group's energy and resources towards the acceleration of higher-margin advanced television products and the diversification of our core technologies into new product and business applications.  While our mask business employment base has been reduced substantially, we have increased and reorganized the team members devoted to diversification efforts."

Mr. Burke added, "The closure of our Azusa facility will result in a consolidation of the Optical Products group's operations into two facilities.  Vision-Ease will transfer additional polycarbonate lens manufacturing capacity to our Jakarta, Indonesia plant and consolidate its polarized lens manufacturing in our Ramsey, Minnesota facility."

The Company will recognize cash charges of approximately $3.6 million related to workforce reduction initiatives announced prior to year-end.  These initiatives affect approximately 675 employees, primarily within the Buckbee-Mears group.  After the Azusa closing and in conjunction with headcount reductions occurring prior to fourth quarter 2001, the Company (excluding its Jakarta operations) expects to have reduced headcount by approximately 1,075 positions, or 42% as compared to the beginning of 2001.

In addition to these cash charges, the Company will recognize non-cash charges for the write-down of certain assets.  These charges primarily include the write-off of excess raw material, work-in-process and finished goods associated with its discontinued computer monitor mask business; the write-off of non-strategic St. Paul manufacturing activities; the discontinuance of certain Vision-Ease product development activities; and the write-off of inventory and molds relating to discontinued or phased-out Vision-Ease product categories.  These charges total approximately $8.6 million.

The Company has recorded approximately $12.2 million of the charges in the fourth quarter of 2001 and anticipates additional charges in the range of $2.5 to $3.0 million relating to the closure of the Azusa manufacturing facility in the first quarter of 2002.

Full Year 2001 Results
For the fiscal year ended December 31, 2001, consolidated revenues were $302.3 million, a decrease of 15% (14% exclusive of foreign currency exchange rate differences) from the $354.5 million reported for fiscal year 2000.    Including $14.5 million in income tax charges in 2001 and total restructuring related charges mentioned above, the Company incurred a net loss of $22.6 million, or ($0.83) per share, for fiscal year 2001 compared to net earnings of $14.9 million, or $0.54 per diluted share, for the same period in 2000.  Excluding those charges, the Company's pre-tax consolidated net loss for fiscal year 2001 was $1.1 million.

Buckbee-Mears Group
Fourth quarter 2001 revenues for the Buckbee-Mears group, which includes both Mask Operations and Micro-Technology Operations, were $35.8 million, a decrease of $16.9 million, or 32% (33% with consistent foreign currency exchange rates), from $52.7 million in the fourth quarter of 2000.  Of this decrease, $5.1 million related to computer monitor masks, a business segment, as noted above, the Company intends to exit.  The group continued to experience a contracted market environment for television sets in the NAFTA region, exacerbated by continued excess inventory in the picture tube supply chain.  The Company also experienced television mask price reductions.

The Buckbee-Mears' group incurred an operating loss of $5.4 million including $9.0 million of restructuring related charges during fourth quarter 2001, as compared to operating income of $7.7 million in the fourth quarter of 2000.  Excluding those charges, the group's fourth quarter 2001 operating profit would have been $3.6 million.  This decrease was primarily due to lower sales, lower capacity utilization and the related unabsorbed overhead and labor costs associated with the temporary shutdown of the Cortland plant in December.

For the full year, Buckbee-Mears group sales decreased 20% to $170.9 million in 2001 as compared to $214.9 million in 2000.  Operating earnings for 2001, including $9.0 million in fourth quarter restructuring related charges, were breakeven for the year as compared to $25.1 million in 2000.  Exclusive of the charges, 2001 group earnings were $9.1 million.

As stated previously, the Buckbee-Mears group experienced a decline in demand for entertainment masks, particularly medium and large-sized television masks.  Medium and large size mask sales declined 43% year-over-year and were a result of a mix shift in Europe from large to jumbo-sized masks, an overall weak NAFTA market, and a comparison to last year made difficult due to a particularly strong fourth quarter 2000 sales of masks exported to China.  Sales of jumbo-sized masks (those 30" and larger) increased 14% in the fourth quarter of 2001 as compared to the same period in 2000.

During the quarter, the Buckbee-Mears group temporarily shut down aperture mask production lines at its Cortland, New York manufacturing facility beginning in early December through the holiday season.  The group's German plant continued to manufacture product throughout the quarter as planned.

Micro-Technology sales and earnings for the fourth quarter of 2001 were impacted by the weak economy.  As a result of these conditions and a desire to accelerate business development efforts, the group is undertaking a complete restructuring of its business including: reductions in overall headcount; an increase in, and reorganization of, employees devoted to new sales initiatives; improvements in manufacturing efficiencies; rationalization of product offerings; and, consolidation of production into the group's facilities in Cortland and Mullheim.

Optical Products Group
The Optical Products group reported fourth quarter 2001 revenues of $28.6 million, flat with reported revenues in fourth quarter 2000.  Vision-Ease's fourth quarter revenues were impacted by a noticeable decline in sales rate that began following the events of September 11, 2001, and continued throughout the remainder of the fourth quarter.

For the full year, Optical Products group sales decreased 6% to $131.4 million in 2001 as compared to $139.6 million in 2000.  Operating earnings for 2001, including $3.2 million in total restructuring related charges, were $2.1 million for the year as compared to $11.4 million in 2000.  Excluding the charges, group earnings were $5.3 million in 2001.

Sales of the group's high-end, value-added products (including all polycarbonate, progressive and polarizing sun lenses) during fourth quarter 2001 were relatively flat compared to fourth quarter 2000 and accounted for 63% of total fourth quarter 2001 revenues as compared to 62% of total fourth quarter revenues in 2000.  Value-added product sales, excluding SunSport® (our non-ophthalmic polycarbonate product line, which was significantly restructured in third quarter 2001) were up 3% during fourth quarter 2001 versus last year's fourth quarter.  Plastic lens sales for fourth quarter 2001 increased 2% from the same quarter of last year.  Continued erosion in the domestic glass lens segment caused overall glass lens sales to decline 6% in fourth quarter 2001 compared to the prior year.

Vision-Ease experienced particularly strong sales in several key premium polycarbonate product categories.  Sales of Tegra-coated polycarbonate lenses in the fourth quarter were up 58% in 2001 over the prior year period.  Fourth quarter sales of photochromic polycarbonate lenses increased 34% over fourth quarter 2000.  Sales of both the group's polycarbonate Outlook• progressive lens and SunRx® prescription polarized lenses increased 5% in fourth quarter 2001 as compared to fourth quarter 2000.

The Optical Products' group reported a fourth quarter 2001 operating loss of $4.9 million, or a loss of $1.7 million excluding the restructuring related charges mentioned earlier.  This compares to an operating profit of $1.0 million in fourth quarter 2000.  The group's operating loss in the fourth quarter was due primarily to higher costs associated with reductions in manufacturing activity, including a temporary two-week shutdown of the Azusa, California facility during December and a 15% reduction in the number of fourth quarter production starts.  This reduction in manufacturing activity disrupted production yields, negatively impacted overhead and labor absorption rates and increased overall domestic manufacturing costs.  Offsetting these items was strong performance from the group's Indonesian facility, which continued to show improvements in both polycarbonate volume and in lower product costs.

During the fourth quarter, Vision-Ease achieved a significant milestone in its long-term strategy with the issuance of U.S. Patent No. 6,328,446 relating to its proprietary polarizing and photochromic polycarbonate technology.  This patent covers valuable technological advances in the design and manufacturing of premium polycarbonate sunwear.  The patent adds to the group's growing intellectual property portfolio and demonstrates the Company's commitment to leading the industry in the development of premium polycarbonate products and related film technologies.

In January 2002, the Company announced that its Optical Products group had completed the sale of its Optifacts division to Essilor of America, Inc. of Dallas, Texas.  The Optifacts division is a leading optical software vendor that provides lab management software to a number of retail and wholesale optical laboratories.  Details of the transaction were not disclosed but proceeds of the sale were used to reduce debt.

Other Items
Total debt at December 31, 2001 was $142.2 million compared to $151.7 million at September 30, 2001, or a decrease of $9.5 million.  Capital expenditures during the fourth quarter of 2001 were $1.7 million versus $4.0 million in the same quarter last year.  For the full year, total capital expenditures were $14.1 million, an increase from the $11.9 million spent in 2000.

Business Outlook
The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.  We caution the reader not to place undue reliance on these statements and encourage the reader to read the Business Outlook section in conjunction with the "Safe Harbor for Forward-Looking Statements" that follows this section.

First Quarter 2002
BMC expects consolidated revenues for first quarter 2002 to be 25-30% lower than those reported in the comparable period in 2001, predominantly due to sales reductions at Buckbee-Mears as it exits the computer monitor mask business.  Declines in unit volumes and price reductions will continue to negatively impact their results.  The Company expects to report a slight loss to breakeven earnings for first quarter 2002, inclusive of a gain on the sale of Vision-Ease's Optifacts business and additional restructuring costs associated with the Azusa closure.

Full Year 2002
The Company expects overall revenue in 2002 to be down 15-20% versus 2001, primarily as a result of exiting the computer monitor mask business, exiting segments of our Micro-Technology business and overall restructuring efforts in both businesses.  These efforts will be focused on exiting unprofitable product lines, consolidating manufacturing activity, reducing working capital employed, and disposing of non-strategic assets.  We believe these restructuring efforts, which will continue into mid-year, will be a drag on earnings for 2002, but will set the stage for a return to profitability in 2003.

Safe Harbor for Forward-Looking Statements
This news release contains various "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as "anticipates", "estimates", "expects", "forecasts", "projects", "intends", "plans", "predicts", and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to manage working capital and align costs with market conditions; continued imbalance in supply and demand for computer monitor masks; further aperture mask price declines, particularly for computer monitor masks; slowdown in growth of high-end lens products; rising raw material costs; ability to improve operating and manufacturing efficiencies through consolidation of facilities; ability to qualify new products with customers; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and LCD, plasma, projection and other types of visual displays; ability to source plastic lens product requirement from third parties; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to restructure the Micro-Technology Operations and diversify its customer and product base; the effect of regional or global economic slowdowns; the impact of domestic or global terrorism on consumer spending choices; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Investor Conference Call Information:
Tuesday, February 5, 2002
10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number:  800-288-8976 (U.S.) or 612-332-0418 (International)
Replay Number:  800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code:  623941
The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, February 5, 2002 through 11:59 p.m. Central Time, February 10, 2002.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the "Investor Relations" portion of the Company's Web site, www.bmcind.com, click on "Conference Calls" and then click on the CCBN icon.

BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended			Year Ended
	December 31			December 31
	2001		2000	2001		2000
Revenues	$64,477		$81,318	$302,296		$354,485
Cost of products sold	65,146	(a)	68,232	276,999	(a)	300,795

Gross margin

	(669)		13,086	25,297		53,690
Selling	3,334		4,418	16,910		17,163
Administrative	1,240		1,331	5,038		5,389
Non-recurring charges	6,218	(a)	-	6,218	(a)	-
Income (loss) from operations	(11,461)		7,337	(2,869)		31,138
Other income and (expense)
Interest expense	(2,948)		(3,174)	(11,752)		(13,115)
Interest income	120		84	508		282
Other income (expense)	358		1,567	883		2,838
Earnings (loss) before income taxes	(13,931)		5,814	(13,230)		21,143
Income tax expense (benefit)	(882)		1,427	9,370		6,243
Net earnings (loss)	$(13,049)		$4,387	$(22,600)		$14,900
Net earnings (loss) per share: Basic Diluted	$(0.48 (0.48	) )	$0.16 0.16	$(0.83 (0.83	) )	$0.54 0.54
Number of shares included in per share computation: Basic Diluted	26,933 26,933		27,400 27,669	27,205 27,205		27,396 27,623
Dividends declared per share	$0.0025		$0.0150	$0.0475		$0.0600

(a) In addition to $6,218 of non-recurring charges, the Company recorded $5,947 in cost of products sold related to inventory and production related asset write-offs.  Total restructuring related items were $12,165 for the three months ended December 31, 2001.

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BMC INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	(Unaudited)
	December 31	December 31

ASSETS

	2001	2000

Current assets

Cash and cash equivalents	$1,941	$2,290
Trade accounts receivable, net	35,024	45,645
Inventories	71,634	82,015
Deferred income taxes	10,250	17,954
Other current assets	4,197	11,455
Total current assets	123,046	159,359

Property, plant and equipment	281,916	276,568
Less accumulated depreciation	150,375	137,069
Property, plant and equipment, net	131,541	139,499
Deferred income taxes	6,166	4,389
Intangibles assets, net	62,069	65,180
Other assets	7,924	5,377
Total assets	$330,746	$373,804
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term borrowings	$854	$1,206
Accounts payable	19,707	33,939
Income taxes payable	7,532	6,374
Accrued expenses and other current liabilities	24,700	22,518
Total current liabilities	52,793	64,037

Long-term debt	141,314	143,810
Other liabilities	16,826	17,080
Deferred income taxes	1,602	2,079

Stockholders' equity
Common stock	46,786	49,240
Retained earnings	81,979	105,876
Accumulated other comprehensive income (loss)	(10,480)	(6,669)
Other	(74)	(1,649)
Total stockholders' equity	118,211	146,798

Total liabilities and stockholders' equity	$330,746	$373,804

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BMC INDUSTRIES, INC.
SEGMENT INFORMATION
(Unaudited)
(in thousands)
	Three Months Ended December 31
	Buckbee-Mears		Optical Products		Consolidated
	2001	2000	2001	2000	2001	2000

Revenues	$35,846	$52,653	$28,631	$28,665	$64,477	$81,318
Cost of products sold	35,575	43,233	29,571	24,999	65,146	68,232
Gross margin	271	9,420	(940)	3,666	(669)	13,086
Gross margin %	0.8%	17.9%	(3.3)%	12.8%	(1.0)%	16.1%
Selling	597	1,733	2,737	2,685	3,334	4,418
Non-recurring charges	5,038	-	1,180	-	6,218	-
Unallocated corporate
administration	-	-	-	-	1,240	1,331
Income (loss) from operations	$(5,364)	$7,687	$(4,857)	$981	$(11,461)	$7,337

Operating income %	(15.0)%	14.6%	(17.0)%	3.4%	(17.8)%	9.0%

Capital spending					$1,679	$4,009

Depreciation and
amortization					$6,063	$5,716

EBITDA					$(5,040)	$14,620

EBITDA %					(7.8)%	18.0%